Via Facsimile and U.S. Mail
Mail Stop 6010

March 10, 2008

Liu Zhong Yi
Chief Executive Officer
Lotus Pharmaceuticals, Inc.
Boca Corporate Plaza
7900 Glades Road, Suite 420
Boca, Raton, FL 33434

Re: **Lotus Pharmaceuticals, Inc.**
        Form 10-KSB for Fiscal Year Ended December 31, 2006
        File No. 001-32581

Dear Mr. Yi:

        We have reviewed your February 21, 2008 response to our November 28, 2007 letter and your amended Form 10-KSB for the year ended December 31, 2006 and amended Forms 10-QSB for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007 and have the following additional comments. Please revise your Form 10-QSB for the quarter ended September 30, 2007 in response to comment three. If you disagree, we will consider your explanation as to why our comment is inapplicable. In comments one and two, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing the information provided, we may raise additional comments and/or request that you further amend your filing.

Form 10-QSB Amendment No. 1 – September 30, 2007

Note 4 – Related Party Transactions, page 14

1.   Refer to your response to comment 1. We note that you revised your financial statements to reflect these payments as a liability at the time the agreement was entered into. Please tell us whether you have the ability to terminate this agreement and potentially avoid the payment terms included herein. Also, provide us a)a description of the nature of the intangible asset that you recorded as a result of this transaction and b)the terms of any potential minimum purchase requirements under this agreement.

Note 5 – Convertible Debt, page 15

2.   Refer to your response to comment 4. Typically for a security where there is a traded market, regardless of the thinness of the trading of that market, the actual traded prices are deemed to be the best evidence of the market value. Please provide us an analysis of why that the trading prices determined in these limited trades are not indicative of the fair value of your stock at that time.

Item 2. Management's Discussion And Analysis Or Plan Of Operation, page 21

Results of Operations, page 22

For the Nine months ended September 30, 2007 versus Nine months Ended September 30, 2006, page 22

3.   Please include a discussion of the results of operations for each interim period, including the three months ended September 30, 2007, which is presented in your Statements of Operations. Refer to Item 303(b)(2) of Regulation S-B.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. You should furnish the letter to us via EDGAR under the form type label CORRESP.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant